UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-7657

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERICAN EXPRESS COMPANY
Three World Financial Center
200 Vesey Street
New York, New York  10285

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
FORM 11-K

YEAR ENDED DECEMBER 31, 2006

Other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

Report of Independent Registered Public Accounting Firm

To the Participants and Employee Benefit Administration Committee of American Express Incentive Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of American Express Incentive Savings Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 2 to the financial statements, during 2006 the Plan adopted FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined Contribution Health and Welfare and Pension Plans.

/s/ PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 29, 2007

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

Assets	2006	2005
Investments, at fair value	$2,720,427,080	$2,416,327,752
Investment contracts, at fair value	414,999,358	396,204,816
Total investments at fair value	3,135,426,438	2,812,532,568

Cash	478,194	49,142
Receivables:
Investment income	78,249	83,891
Employer contributions -
Other than profit sharing	11,929,282	11,467,480
Profit sharing	46,972,989	48,083,113

Net assets reflecting investments at fair value	3,194,885,152	2,872,216,194

Adjustment from fair value to contract value for fully-benefit responsive investment contracts	3,639,441	3,198,806

Net assets available for benefits	$3,198,524,593	$2,875,415,000

See accompanying notes to the financial statements.

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2006

2006
Contributions:
Employer -
Other than profit sharing	$49,481,417
Profit sharing	46,978,612
Employee	110,066,177
Rollovers or transfers	7,361,889
Total contributions	213,888,095

Investment income:
Interest and dividends	59,653,382
Interest on participant loans	4,930,583
Net appreciation in fair value of investments	330,062,879
Total investment income	394,646,844

Withdrawal payments	(285,425,346)

Net increase in net assets available for benefits	323,109,593

Net assets available for benefits at beginning of year	2,875,415,000

Net assets available for benefits at end of year	$3,198,524,593

See accompanying notes to the financial statements.

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
Notes to the Financial Statements

1. Description of the Plan

General

The American Express Incentive Savings Plan (the “Plan”), which became effective June 11, 1973, is a defined contribution pension plan.  Under the terms of the Plan, regular full-time and certain part-time employees of American Express Company and its participating subsidiaries (the “Company”) can make elective contributions to the Plan beginning as soon as practicable after their date of hire and are eligible to receive Company contributions upon completion of one year of service.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The following is not a comprehensive description of the Plan, and therefore, does not include all situations and limitations covered by the Plan.  The Plan Document should be referred to for more complete information.

Administration

In April of 2007, Wachovia Bank, N.A. replaced Ameriprise Trust Company (“ATC”) (a wholly-owned subsidiary of Ameriprise Financial, Inc. (“Ameriprise”)) as the Trustee and Recordkeeper for the Plan.  The Plan is administered by the Company’s Employee Benefits Administration Committee (“EBAC”), and the Company’s Incentive Savings Plan Investment Committee (“ISPIC”). The Plan requires that the American Express Company Stock Fund be offered as an investment option.  ISPIC has the power to select the other investment options available under the Plan and directs the manner in which certain investments of the Plan are invested.  Subject to Plan limits, ISPIC has the power to appoint investment managers to make investment decisions.  EBAC is appointed by the Compensation and Benefits Committee of the Board of Directors of the Company.  The members of ISPIC are set forth in the Plan Document.

Contributions

The Plan currently provides for the following contributions:

Elective Contributions

Each pay period, participants may make before-tax contributions, after-tax contributions (up to 10%), or a combination of both, not to exceed 80% of their compensation to the Plan through payroll deduction. The Internal Revenue Code of 1986, as amended (the “Code”) imposes a limitation (adjusted annually for cost of living increases) on participants’ before-tax contributions to plans, which are qualified under Code Section 401(k), and other specified tax favored plans. For 2006, this limit was $15,000 for participants under age 50 and $20,000 for participants over age 50.  For 2005, the limit was $14,000 for participants under age 50 and $18,000 for participants over age 50.  The Plan complied with nondiscrimination requirements under the Code for 2006 and 2005.

Company Matching Contributions

Upon a participant’s completion of one year of service and except as described in the following paragraph, the Company matches participants’ before-tax contributions quarterly on a dollar for dollar basis up to 3% of compensation.  A participant must be employed by the Company on the last working day of the quarter to receive Company Matching Contributions.

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
Notes to the Financial Statements

1. Description of the Plan (continued)

Effective January 1, 2005, upon a participant’s completion of one year of service, the Company matches 50% of Business Travel Employees’ before-tax contributions quarterly up to 3% of compensation.  Business Travel Employees are those participants employed within the U.S. Business Travel, Global Business Travel and Global Commercial Card businesses who were younger than age 40 on December 31, 2005, or who had less than five years of service on December 31, 2005 (regardless of age).

Profit Sharing Contributions

Upon a participant’s completion of one year of service, additional Company contributions of  0-7% of the participant’s compensation may be made annually at the Company’s discretion based, in part, on the Company’s performance.  Participants must be employed on the last working day of the Plan year (or be disabled under the terms of the Plan) to be eligible for any Profit Sharing Contributions made for that plan year.  Profit Sharing Contributions to eligible participants are made regardless of whether the eligible participant contributes to the Plan.  Profit Sharing Contributions were 3.75% and 4.25% of compensation in 2006 and 2005, respectively (2.00% and 2.25% in 2006 and 2005, respectively, of compensation for Business Travel Employees).

Company Stock Contributions

Upon a participant’s completion of one year of service, in addition to the Company Matching Contributions and Profit Sharing Contributions above, the Company contributes to the Plan on a quarterly basis 1% of each eligible participant’s compensation, regardless of whether the eligible participant contributes to the Plan.  This contribution is initially invested in the American Express Company Stock Fund, but can be immediately moved to another investment offering under the Plan. Company Stock Contributions were $12,855,975 and $19,498,264 in 2006 and 2005, respectively.  A participant must be employed by the Company on the last working day of the quarter to receive Company Stock Contributions.

Limit on Compensation

For purposes of the Plan, compensation is a participant’s regular cash remuneration up to $220,000 and $210,000 in 2006 and 2005, respectively, before tax deductions and certain other withholdings.  Compensation, for the purposes of the Plan, does not include bonuses, overtime, commissions, and certain other amounts.

Transfer of Account Balances

Participants’ account balances may be transferred among the Plan’s investment options upon receipt of instructions from the participant.

Participant Rollovers

A Rollover is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan.  Rollovers are accepted into the Plan, but are not subject to Company Matching, Profit Sharing or Company Stock Contributions.

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
Notes to the Financial Statements

1. Description of the Plan (continued)

Vesting and Forfeitures

Participants are immediately vested in their before-tax and after-tax contributions, Company Matching Contributions, Company Stock Contributions, Rollovers, if any, and investment earnings on the foregoing.  Profit Sharing Contributions, and investment earnings thereon, vest after five years of service, upon retiring at or after attaining the Plan’s normal retirement age (65), upon becoming disabled or at death.  Company Profit Sharing Contributions not vested at the time of termination of employment are forfeited and used to reduce future Company contributions.  Unallocated forfeited account balances were $3,180,846 and $3,918,714 at December 31, 2006 and 2005, respectively.  Profit Sharing Contributions were reduced by $2,900,000 of forfeited account balances in 2006.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Loan Program

Participants are also entitled to apply to the EBAC for a loan from the Plan for a minimum amount of $500 up to the lesser of $50,000 or 50% of their vested balance, subject to certain restrictions set forth in the Plan and the Code.  General purpose loans are limited to terms of 59 months.  Loans to purchase a principal residence have a maximum term of 359 months.  Loan repayment amounts, including principal and interest, are deducted each pay period and allocated to participants’ investment accounts in accordance with the election in effect for new contributions at the time of repayment.

Loans are collateralized by a minimum of 50% of the participant’s vested account balance and the interest rate is fixed based on the prime rate for the month prior to the month in which the loan request is being processed.  In the event of a loan default, the EBAC may direct the Trustee to treat the outstanding loan balance as an early withdrawal of funds from the Plan, thereby subjecting the loan balance to income tax plus any penalties imposed by the Code.  Loans to participants at December 31, 2006 included interest rates varying from 4% to 10.5% and mature at various dates through October 2036.

Tax Deferrals

As long as the Plan remains qualified and the related Trust (the “Trust”) remains tax exempt, amounts invested in the Plan through participant and Company contributions and Rollovers, as well as the investment earnings on such amounts, are not subject to federal income tax until distributed to the participant.

Distributions and Withdrawals

Upon disability, death, or retirement at or after attaining the Plan’s normal retirement age (65), participants or their beneficiaries are eligible to receive a distribution of the full value of their accounts.  If employment ends for other reasons, participants are eligible to receive a distribution of their vested account balance.  If employment ends, participants (or their beneficiaries) may elect to receive their vested balance as a lump sum cash amount, American Express Company common shares, Ameriprise common shares, shares of any mutual fund available through the

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
Notes to the Financial Statements

1. Description of the Plan (continued)

Self-Managed Brokerage Account (“SMBA”), or a combination of cash and shares.  If the account balance is greater than $1,000, a participant may elect to defer distribution until the April of the year following the year in which the participant attains age 70-1/2.  If the account balance is $1,000 or less, a distribution will be made in a lump sum following the end of employment.  Participants may request a withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code.

Expenses

The Company and the participants share the costs of administering the Plan.  The Company currently pays certain administrative expenses such as audit and legal fees.  Expenses related to investment funds, for example, investment management fees, brokerage commissions, stock transfer, or other taxes and charges incurred in the purchase or sale of investments, are generally paid out of the applicable investment funds.  Fees, commissions, and other charges and administrative expense that are attributable to the investment funds as a whole are generally paid from the Trust.  These expenses are included within net appreciation in fair value of investments on the Statement of Changes in Net Assets Available for Benefits.  These expenses were $1,838,473 for the year ended December 31, 2006.  Certain expenses of the SMBA may be charged directly to a participant’s account.  In the future, the Company may pass on additional costs to Plan participants to the extent permitted under the Code and ERISA.

2. Summary of Significant Accounting Policies

Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America and include the use of management estimates.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Investments in American Express Company and Ameriprise common shares are valued at the last quoted sales price on the New York Stock Exchange on the last business day of the Plan fiscal year.  Investments in mutual funds and collective investment funds are valued at the closing net asset values of the funds on the last business day of the Plan fiscal year.  Participant loan accounts are valued at the outstanding balance, which approximates fair value.

Fully benefit-responsive investment contracts are valued at fair value with an adjustment for contract value on the Statement of Net Assets Available for Benefits.  Contract value represents the face amount of the contract plus interest at the contract rate.  Fair value for traditional investment contracts is estimated based upon discounting future cash flows under the contract at current interest rates for similar investments with comparable terms.  Fair value for synthetic contracts is estimated based on the market values of the underlying securities.  Related wrap instruments for synthetic contracts are valued at the difference between the fair value of the underlying securities and the contract value attributable by the wrapper to such assets.  Contracts with maturities of one year or less are valued at contract value, which approximates fair value.

Purchases and sales of securities are reflected on a trade-date basis.  The cost of securities sold is determined using the average cost method.  Dividend income is recorded on the ex-dividend date.  Interest income is recorded on an accrual basis.  As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest income arose.

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
Notes to the Financial Statements

2. Summary of Significant Accounting Policies (continued)

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation.  These reclassifications had no impact on net assets available for benefits or net increase in net assets available for benefits as previously reported.

Recently Issued Accounting Pronouncements

During 2006, the Plan adopted Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and Statement of Position No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans” (“FSP”). The FSP requires investment contracts held by a defined-contribution plan to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment from fair value to contract value.  The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurement” (“SFAS No. 157”).  SFAS No. 157 establishes a framework for measuring fair value and requires additional disclosures about fair value measurement.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Company is currently evaluating the impact of SFAS No. 157 on the Plan.

3. Investments

Investment Elections

A participant may currently elect to invest contributions in any combination of investment funds in increments of 1% and change investment elections for future contributions on any business day the New York Stock Exchange is open, with the exception of the SMBA.  The SMBA has a minimum initial transfer of $3,000 and additional funds must be transferred in increments of at least $500.  Contributions cannot be made directly to the SMBA; funds may only be transferred from other Plan investment options to the SMBA.

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
Notes to the Financial Statements

3. Investments (continued)

During October 2006, certain investment options under the Plan were replaced and participant account balances in those investments were transferred to the new investment options.  The investment options available to participants after October 2006 were the American Express Company Stock Fund, the Ameriprise Financial, Inc. Stock Fund and five core investment funds (“Core Investment Funds”): The Stable Value Fund, The Diversified Bond Fund, The U.S. Large-Cap Equity Fund, The U.S. Small/Mid-Cap Equity Fund, and The International Equity Fund.  In addition, participants may elect to contribute to funds that invest in a mix of assets from the Core Investment Funds based on target retirement dates (“Retirement Funds”).  The balances of the Core Investment Funds in the financial statements include the amounts held in the Retirement Funds.

A brief description of the investments available to participants at December 31, 2006 is set forth below:

Core Investment Funds:

The Core Investment Funds are managed by multiple investment managers and represent broad asset classes, comprising several different investments.

The Stable Value Fund — Invests in various investment contracts, directly or indirectly, offered by insurance companies or other financial institutions.  Contracts may be subject to penalties if they are terminated before their stated maturity if the purpose for termination is other than to obtain funds for ordinary participant benefit payments.  The average yield on investment contracts was 4.78% and 4.63% for 2006 and 2005, respectively.  The weighted average crediting rates on investment contracts was 4.78% and 4.63% at December 31, 2006 and 2005, respectively.  ATC acts as investment manager for The Stable Value Fund.  The goal of these funds is to maximize current income consistent with the preservation of principal.

The Diversified Bond Fund — The goal of this fund is total return consistent with the preservation of capital, and includes investment grade fixed income securities such as U.S. government securities, corporate debt securities and mortgage- and asset-based debt securities with at least one year remaining to maturity.

The U.S. Large-Cap Equity Fund — The goal of this fund is long-term capital appreciation by investing in large-capitalization stocks listed on major U.S. stock exchanges.

The U.S. Small/Mid-Cap Equity Fund — The goal of this fund is long-term capital appreciation by investing primarily in small and medium sized stocks listed on major U.S. stock exchanges.

The International Equity Fund — The goal of this fund is long-term growth of capital from investment in non-U.S. stocks, and includes equity securities from markets outside the U.S.

Retirement Funds:

Retirement Funds are managed by multiple investment managers and utilize a mix of the Core Investment Funds to provide a diversification of investments based on the number of years to retirement.

State Street Global Advisors (“SSgA”) Passive Bond Market Index Fund — This fund is used by the Retirement Funds to manage liquidity needs while ensuring the Retirement Funds remain fully invested.

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
Notes to the Financial Statements

3. Investments (continued)

Additional Investment Options:

American Express Company Stock Fund —The American Express Company Stock Fund invests primarily in the Company’s common stock, purchased in either the open market or directly from the Company, and in cash or short-term cash equivalents.

Self-Managed Brokerage Account (Mutual Funds only) — The SMBA gives participants the freedom to invest in a wide variety of mutual funds in addition to the other aforementioned investment options.  Participants are provided a list of over 900 mutual funds from which to make choices and investment selections of their own design.

Ameriprise Financial, Inc. Stock Fund — The Ameriprise Financial Stock Fund was available only to participants in the Plan who had balances immediately prior to the spin-off of Ameriprise by the Company in 2005.  The fund invested primarily in common shares of Ameriprise, and in cash or short-term cash equivalents.  Amounts held in the Ameriprise Financial Stock Fund could be sold at any time, but the fund did not receive any additional contributions either through investment elections or a fund transfer.  The Ameriprise Financial Stock Fund was held in the Plan for 18 months following the spin-off of Ameriprise, until April 2007, at which time participants elected to transfer their Ameriprise common shares to the SMBA or have the shares liquidated and the proceeds invested in a default investment fund determined by ISPIC.

At December 31, 2006 and 2005, investments with a fair value representing 5% or more of the Plan’s net assets were as follows:

Description	2006	2005
American Express Company Common Stock	$975,932,342	$888,964,450
The U.S. Large-Cap Equity Fund	698,957,930	—
The International Equity Fund	256,628,954	—
The U.S. Small/Mid-Cap Equity Fund	237,241,682	—
Riversource New Dimensions Fund	—	378,658,136

During 2006, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

American Express Company Common Stock	$152,558,909
Ameriprise Common Stock	39,674,374
Mutual funds (including SMBA)	50,785,176
Collective investment funds and other	87,044,420
Net appreciation in fair value of investments	$330,062,879

4. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
Notes to the Financial Statements

5. Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service (the “IRS”) dated February 20, 2004 stating that the Plan is qualified, the Trust established under the Plan is tax-exempt and the Plan satisfies the requirement of Code section 4975(e)(7).  Subsequent to this determination by the IRS, the Plan was amended.  The Plan is required to operate in conformity with the Code to maintain its qualification.  The Company believes the Plan, as amended, is designed and being operated in compliance with the applicable requirements of the Code and, therefore believes that the Plan, as amended, is qualified, the related trust is tax- exempt and the Plan satisfies the requirements of Section 4975(e)(7) of the Code.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006:

Net assets available for benefits per the financial statements	$3,198,524,593
Less: Loans deemed distributed	(1,934,693)
Net assets available for benefits per the Form 5500	$3,196,589,900

The following is a reconciliation of withdrawal payments per the financial statements for the year ended December 31, 2006:

Withdrawal payments per the financial statements	$285,425,346
Less: Deemed loans offset by distributions	(293,094)
Withdrawal payments per the Form 5500	$285,132,252

The following is a reconciliation of interest on participant loans per the financial statements for the year ended December 31, 2006:

Interest on participant loans per the financial statements	$4,930,583
Interest on deemed distributed loans	11,209
Interest on participant loans per the Form 5500	$4,941,792

Participant loans are deemed as distributions for Form 5500 reporting purposes when the event of default occurs.  For financial statement reporting purposes, participant loans are deemed as distributions when the Form 1099 is issued and the event becomes taxable to the participant.

7. Related Party Transactions

Certain plan investments are managed by subsidiaries of Ameriprise, the parent company of ATC, the Trustee of the Plan.  Therefore, these transactions qualify as exempt party-in-interest transactions.

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
Notes to the Financial Statements

8. Subsequent Event

Effective July 1, 2007, the Plan will be renamed the American Express Retirement Savings Plan and certain provisions of the Plan will change including the following:

Compensation

Participant compensation, which is currently defined as an employee’s base pay and is used to determine participant elective contributions as well as Company Matching and Profit Sharing Contributions, will increase to include base pay plus overtime, shift differentials, and most commissions and incentives (“Total Pay”).  Effective January 1, 2008, for participants in Bands 50 and above, Total Pay will not include any incentive pay which, in the aggregate, is in excess of one times their base salary.

Company Contributions

Company Matching Contributions will increase from 100% of a participants’ before-tax contribution up to 3% of base pay to 100% of before-tax contributions up to 5% of Total Pay.  Company Matching Contributions for Business Travel Employees will increase from 50% of the first 3% of base pay to 100% of the first 4% of Total Pay.  Profit Sharing Contributions may continue to be made annually at the discretion of the Company and will be 0 to 5% of the participant’s Total Pay. Profit Sharing Contributions for Business Travel Employees may be made at different levels than Profit Sharing Contributions for other participants.

Company Stock Contributions will discontinue.

For eligible employees on United States payroll on July 1, 2007 who generally commenced service before April 1, 2007, the Company will begin making quarterly contributions determined based on participant age and years of service as of December 31, 2008 (“Conversion Contributions”).  Participants must complete a year of service before being eligible to receive Conversion Contributions.  Conversion Contributions will range from 0 to 8% of compensation and will vary depending on whether a participant is a Business Travel Employee.

Certain participants that meet the Plan’s definition of disability will be entitled to Company contributions during the period of disability.  These Company contributions are designed to be similar to the level of Company Matching Contributions, Conversion Contributions and Profit Sharing Contributions that the disabled participants would have received had they not been disabled.

Vesting

Profit Sharing Contributions, which currently vest after 5 years of service, and Conversion Contributions described in the preceding paragraphs will vest after 3 years of service.  Eligible employees on the United States payroll on July 1, 2007 who generally commenced service before April 1, 2007 will continue to vest immediately in Company Matching Contributions.  Company Matching Contributions for participants hired on or after April 1, 2007 will vest after 3 years.

Investment Elections

Participants will only be able to allocate 10% of their future contributions to the American Express Company Stock Fund. In addition, transfers of balances from other investment options into the American Express Company Stock Fund will only be permitted to the extent the participant’s investment in the American Express Company Stock Fund after the transfer does not exceed 10% of the participant’s overall Plan balance.

SUPPLEMENTAL SCHEDULE

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

(a) (b)Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value

Collective Investment Funds -
SSgA Passive Bond Market Index	932,676		$16,058,809

The U.S. Large-Cap Equity Fund	68,099,787		698,957,930

The International Equity Fund	23,403,887		256,628,954

The U.S. Small/Mid-Cap Equity Fund	22,724,382		237,241,682

The Diversified Bond Fund	13,834,352		140,671,252

American Express Company Stock Fund -
* RVST Money Market Fund I	5,706,323		5,706,323

* American Express Company Common Shares	16,085,913		975,932,342
			981,638,665
Ameriprise Financial Company Stock Fund -
* RVST Money Market Fund I	704,097		704,097

* Ameriprise Common Shares	2,765,196		150,703,182
			151,407,279

Self-Managed Brokerage Account			116,835,063

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b)Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
The Stable Value Fund -
	Investment contracts:
	FNMA 30YR TBA 5.00% 1/1/35	8,000,000		7,722,496
	FNMA 15YR TBA 5.50% 1/1/15	7,000,000		6,997,816
	FNMA TBA 5.5% 1/1/31	7,000,000		6,916,875
	FNMA 15YR TBA 6.00% 1/1/14	3,000,000		3,041,250
	FNMA 30YR TBA 6.00% 9/1/28	22,000,000		22,144,320
	FNMA 30YR TBA 6.50% 1/1/30	11,844,000		12,066,075
	FGLMC GOLD 30 YR TBA 5.50% 1/1/37	8,000,000		7,910,000
	FHLMC TBA 6.00% 1/1/33	11,450,000		11,532,326
	FHLMC GOLD #E92454 5.00% 11/1/17	949,727		935,929
	FHLMC GOLD #E97248 5.00% 6/1/18	860,546		847,938
	FHLMC GOLD #E99565 5.50% 9/1/18	1,754,851		1,757,072
	FHLMC GOLD #E99595 5.50% 10/1/18	628,180		629,628
	FGOLD 10 YR #G12100 5.00% 11/1/13	1,071,481		1,059,147
	FHLMC GOLD #G12141 4.50% 9/1/20	3,901,465		3,762,170
	FHLMC #1G1067 5.696% 7/1/36	2,670,133		2,682,335
	FHLMC(NON GOLD) ARM #1G2450 5.926% 8/1/36	1,129,604		1,141,851
	FHLMC #1G2496 ARM 6.214% 9/1/36	1,206,324		1,216,807
	FHLMC #G10559 GOLD 7.00% 7/1/11	119,319		122,650
	FHLMC #G10561 GOLD 7.00% 8/1/11	127,849		131,418
	FHLMC #C66537 7.00% 4/1/32	269,295		277,089
	FHLMC #C66594 7.00% 4/1/32	307,231		316,751
	FHLMC 15YR #E00546 5.50% 3/1/13	225,793		226,681
	FHLMC GOLD #E00593 5.50% 11/1/13	265,755		266,739
	FHLMC GOLD #B12280 5.50% 2/1/19	815,689		816,721
	FHLMC #2113 6.00% 6/15/28	12,054		12,050
	FED HOME LN BANK 4.625% 1/18/08	3,045,000		3,028,131
	FHLB 5.25% 2/13/08	4,360,000		4,362,293
	FHLMC #E20124 GOLD 8.00% 8/1/09	56,014		57,474
	FHLMC 2403-DA 5.50% 4/15/29	728,623		725,143
	FHLMC REF NOTE 5.125% 10/15/08	1,315,000		1,316,685
	FHLMC REFERENCE NOTES 4.25% 7/15/09	408,000		401,090
	FHLMC 3.875% 6/15/08	665,000		653,675
	FHLMC 4.00% 8/17/07	4,815,000		4,778,107
	FHLMC #780514 ARM 5.005% 5/1/33	676,426		666,469
	FNMA 4.25% 9/15/07	10,195,000		10,124,247
	FNMA BENCHMARK 4.50% 10/15/08	5,839,000		5,786,904
	FNMA 3.50% 7/27/07	3,639,000		3,603,429
	FNMA 5.30% 10/28/08	4,187,000		4,204,673
	FNMA #190517 7.00% 12/1/08	36,447		36,734
	FNMA #190888 7.50% 7/1/09	197,988		200,220

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b)Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	FNMA #250800 7.50% 1/1/12	119,993		123,796
	FNMA #252016 7.00% 7/1/28	152,202		157,121
	FNMA 15YR #252260 6.00% 3/1/10	387,884		393,943
	FNMA #254187 5.00% 12/1/08	261,375		260,275
	FNMA #254190 5.50% 1/1/09	48,315		48,574
	FNMA #254757 5.00% 3/31/13	326,559		322,308
	FNMA #254774 5.50% 3/31/13	445,746		447,194
	FNMA #255488 5.50% 10/1/14	1,258,118		1,263,056
	FNMA #357324 5.00% 1/1/33	3,343,006		3,234,895
	FNMA #360800 5.735% 1/1/09	1,563,093		1,569,263
	FNMA #387357 6.35% 5/1/10	2,583,903		2,629,845
	FNMA #387549 4.81% 8/1/15	2,238,726		2,181,012
	FNMA #433679 6.00% 11/1/28	499,681		506,551
	FNMA #462236 5.44% 7/1/16	1,270,980		1,284,020
	FNMA #462237 5.525% 7/1/16	1,545,350		1,569,674
	FNMA #535003 7.00% 11/1/14	327,455		336,999
	FNMA #535219 7.50% 3/1/15	249,491		258,940
	FNMA #535802 7.00% 2/1/16	372,128		382,917
	FNMA #545701 7.00% 7/1/12	17,910		18,006
	FNMA #545874 6.50% 8/1/32	702,468		720,134
	FNMA #555343 6.00% 3/1/18	114,322		116,002
	FNMA #555432 5.50% 5/1/33	3,852,010		3,812,744
	FNMA #555528 6.00% 4/1/33	2,771,556		2,796,848
	FNMA #555531 5.50% 6/1/33	4,883,442		4,833,662
	FNMA #635227 6.50% 4/1/32	1,058,213		1,091,164
	FNMA #635894 6.50% 4/1/32	238,270		244,801
	FNMA #636030 6.50% 4/1/32	381,195		391,018
	FNMA #638210 6.50% 5/1/32	246,904		252,909
	FNMA #640996 7.50% 5/1/32	329,576		342,575
	FNMA #646456 7.00% 6/1/32	1,486,952		1,529,610
	FNMA #647989 7.00% 6/1/32	1,808,370		1,860,248
	FNMA #648349 6.00% 6/1/17	1,043,065		1,060,515
	FNMA #653145 6.00% 7/1/17	832,151		846,049
	FNMA ARM #654285 5.433% 11/1/32	435,990		438,450
	FNMA #659930 6.00% 9/1/32	3,385,790		3,416,687
	FNMA #667787 5.50% 2/1/18	635,858		637,072
	FNMA #670891 5.292% 12/1/32	1,152,283		1,146,513
	FNMA 2002-W10 A3 5.00% 10/25/32	15,920		15,857
	FNMA 2003-W11 A1 8.001% 6/25/33	27,571		27,706
	FNMA #200394 5.50% 7/25/23	1,120,931		1,116,702
	FHLMC 2617 HD 7.00% 6/15/16	956,451		985,473
	FNMA 2003-W19-1A6 5.29% 11/25/33	3,000,000		2,966,660
	FNMA 2003-133 GB 8.00% 12/25/26	301,440		317,669
	FHLMC_2641 6.50% 1/15/18	799,776		820,823

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b)Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	FNMA 2004-W3 A15 5.00% 5/25/34	1,044,379		1,036,356
	FNMA 2004-60 PA 5.50% 4/25/34	1,463,867		1,462,954
	FHLMC 2657 NT 5.00% 1/15/16	750,253		746,345
	FHLMC 2672 NT 5.00% 2/15/16	1,209,088		1,202,363
	FHLMC 2662 DB 5.00% 2/15/16	568,726		565,704
	FHLMC 2726 AG 4.50% 9/15/22	268,354		267,206
	FHLMC 2750 DB 4.50% 5/15/15	1,594,607		1,576,914
	FHLMC 2770 ON 3.75% 6/15/32	2,091,405		2,005,079
	FHLMC 2843-BA 5.00% 1/15/18	990,957		980,351
	FHLMC 2907-AG 4.50% 3/15/19	1,197,443		1,166,662
	FHLMC 3154-AN 5.00% 8/15/31	2,950,000		2,898,276
	FHMS 2006-K1-A2 5.651% 4/25/16	2,960,925		2,998,825
	FNMA #682229 5.50% 3/1/33	3,549,596		3,514,142
	FNMA #683387 5.50% 2/1/33	3,860,090		3,820,741
	FNMA #695838 5.50% 4/1/18	799,307		801,604
	FNMA #699883 5.50% 4/1/33	3,841,392		3,802,234
	FNMA #702427 5.50% 4/1/33	1,383,608		1,371,953
	FNMA #703937 5.50% 5/1/18	221,654		222,077
	FNMA #704265 5.50% 5/1/33	3,917,101		3,877,172
	FNMA #705304 4.924% 6/1/33	895,623		878,731
	FNMA #712343 5.00% 5/1/33	4,438,124		4,293,126
	FNMA #720399 5.50% 7/1/18	1,015,029		1,017,366
	FNMA #720422 5.50% 7/1/18	637,614		639,154
	FNMA GTD MTG PASS 6.00% 12/1/33	3,730,547		3,762,001
	FNMA #725090 4.817% 11/1/33	925,578		896,898
	FNMA #725232 5.00% 3/1/34	3,972,126		3,842,353
	FNMA #725284 7.00% 11/1/18	670,145		689,812
	FNMA #725425 5.50% 4/1/34	929,556		920,142
	FNMA #725773 5.50% 9/1/34	3,767,209		3,726,822
	FNMA #725815 6.00% 12/1/33	1,534,015		1,546,949
	FNMA #735057 4.50% 1/1/19	1,759,220		1,701,253
	FNMA #740843 5.00% 11/1/18	601,844		593,081
	FNMA #741897 5.00% 10/1/33	1,194,155		1,155,141
	FNMA #745563 5.50% 8/1/34	1,931,318		1,911,631
	FNMA #745629 5.08% 1/1/18	3,066,650		3,038,069
	FNMA #745802 6.00% 7/1/36	3,688,642		3,713,617
	FNMA #747019 5.00% 1/1/19	577,453		568,748
	FNMA #754297 4.732% 12/1/33	465,497		453,775
	FNMA #759123 4.563% 1/1/34	711,642		703,389
	FNMA #761141 5.00% 12/1/18	2,943,740		2,900,423
	FNMA #764082 4.778% 1/1/34	1,034,701		1,020,492
	FNMA #764156 4.922% 3/1/34	820,863		804,971
	FNMA ARM #768117 5.427% 8/1/34	562,326		553,236
	FNMA #780582 5.20% 8/1/34	1,042,441		1,030,547

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b)Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
	FNMA ARM #786628 5.667% 7/1/34	716,496		718,870
	FNMA #794787 5.158% 10/1/34	1,121,294		1,108,164
	FNMA ARM #799769 5.048% 11/1/34	831,200		825,432
	FNMA ARM #801344 5.067% 10/1/34	1,072,660		1,071,877
	FNMA #22092 5.50% 9/1/34	2,031,840		2,011,128
	FNMA #809534 5.09% 2/1/35	1,394,616		1,390,673
	FNMA ARM #815264 5.217% 5/1/35	1,790,859		1,786,983
	FNMA ARM #817198 5.203% 5/1/35	586,959		579,011
	FNMA ARM #817199 5.108% 4/1/35	673,228		661,266
	FNMA 10/1 HYBRID ARM 5.113% 8/1/35	2,476,139		2,436,273
	FNMA ARM #820545 5.064% 5/1/35	812,546		802,720
	FNMA ARM #826908 5.113% 8/1/35	2,590,674		2,552,754
	FNMA #844705 5.756% 12/1/35	2,656,487		2,660,631
	FNMA #844816 6.00% 2/1/20	1,463,436		1,485,216
	FNMA ARM #845070 5.092% 12/1/35	3,424,953		3,407,282
	FNMA ARM #847988 5.182% 12/1/35	2,835,697		2,851,945
	FNMA ARM #849082 5.836% 1/1/36	1,931,756		1,943,519
	FNMA ARM #849170 5.95% 1/1/36	2,080,493		2,093,398
	FNMA #865689 5.902% 2/1/36	3,254,418		3,300,208
	FNMA #865818 5.912% 3/1/36	3,181,192		3,218,635
	FNMA ARM #866097 6.175% 2/1/36	1,903,952		1,937,290
	FNMA ARM #872753 5.922% 6/1/36	1,006,466		1,012,643
	FNMA #878661 5.50% 2/1/36	2,785,774		2,740,867
	FNMA #881629 5.50% 2/1/36	2,607,925		2,565,885
	FNMA #883267 6.50% 7/1/36	1,955,334		2,005,642
	FNMA #886054 7.00% 7/1/36	1,925,589		1,989,766
	FNMA ARM #886461 6.186% 8/1/36	1,026,270		1,039,314
	FNMA ARM #887096 5.817% 7/1/36	2,126,767		2,152,969
	FNMA ARM #900197 5.975% 10/1/36	1,374,695		1,383,259
	FNMA ARM #901922 5.79% 10/1/36	1,343,130		1,352,364
	GNMA II #003920 6.00% 11/20/36	2,745,723		2,777,143
	GNMA 2006-32-A 5.079% 1/16/30	3,339,521		3,324,189
	GNMA 2006-30-A 4.175% 6/16/11	4,426,943		4,316,439
	GNMA 2004-60 A 4.104% 3/16/18	3,211,943		3,146,937
	VENDEE 2003-2 D 5.00% 11/15/23	394,804		392,185
	U.S. TREASURY BOND6.25% 8/15/23	3,257,000		3,748,859
	UST INFLATION INDEX 3.375% 1/15/07	3,000,000		3,812,298
	U.S. TREASURY NOTE 4.875% 10/31/08	2,500,000		2,501,173
	U.S. TREASURY NOTE 4.625% 10/31/11	1,480,000		1,474,623
	U.S. TREASURY NOTE 4.625% 11/15/16	700,000		695,407
	U.S TREASURY NOTE 4.50% 11/30/11	8,585,000		8,508,542
	FHLMC CMO 6.085% 9/25/29	584,370		584,664
	FEDERAL HOME LOAN BANK 4.625% 11/21/08	15,000,000		14,887,950
	FED HOME LOAN 4.625% 2/8/08	3,605,000		3,582,988
	FNMA 2004-W10 A23 5.00% 8/25/34	1,676,000		1,664,054

EIN 13-4922250
Plan #: 002

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b)Identity of Issue, Borrower, Lessor, or Similar Party	(c) Number of Shares / Units or Face Amount	(d) Cost**	(e) Current Value
*	RVST Money Market Fund I	17,750,136		17,750,136
*	RVST Government Income Fund	1,142,155		24,574,612
	Accrued Income			2,236,802
	Total investment contracts			414,999,358

*	RVST Money Market Fund I	9,474,682		9,474,682
*	RVST Stable Capital Fund	21,574,136		23,453,722
	Total Stable Value Fund			447,927,762

*	RVST Money Market Fund I	71,040		71,040

*	Loans to Participants
	Various, 4.00% - 10.50%, due 12/06 - 10/36			87,988,002

	Total investments at fair value			3,135,426,438

	Adjustment from fair value to contract value:
	AIG Financial II Contract #327774 Wrapper			468,419
	Bank of America #01-132 Wrapper			461,816
	IXIS II #1025-06 Wrapper			251,056
	JP Morgan/Chase I #A1SP01 Wrapper			130,988
	Met Life #28972 Wrapper			356,760
	Monumental Life II #MDA00633TR Wrapper			77,918
	Monumental Life V #MDA00375TR Wrapper			206,760
	Pacific Life #G-26755-00 Wrapper			632,602
	Rabobank I #060101 Wrapper			284,613
	RBC I #10903 Wrapper			147,032
	RBC II #20903 Wrapper			(48,746)
	State Street II #101063 Wrapper			271,861
	UBS III #4227 Wrapper			398,362
	Total adjustment			3,639,441
	Total investments			$3,139,065,879

* Indicates Party-in-interest

** Cost information not required for participant directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN EXPRESS INCENTIVE SAVINGS PLAN

	By	/s/	Valeria M. Christensen
Valeria M. Christensen
Delegate
Employee Benefits Administration Committee

Date: June 29, 2007

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm — PricewaterhouseCoopers LLP